Exhibit 99.1

IMRIS neurosurgical HFD rocker arm receives FDA clearance

Head fixation device (HFD) accessory provides skull stabilization for more patient head sizes

MINNEAPOLIS, Sept. 11, 2014 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") today announced a new rocker arm accessory that expands choices for neurosurgeons to select the best fixation suited for patients during procedures using intraoperative imaging inside the VISIUS Surgical Theatre. The accessory recently received 510(k) clearance from the U.S. Food and Drug Administration.

The new rocker arm accessory provides more flexibility for the surgeon to stabilize, support and position patient heads with varying cranial anatomy, sizes and conditions using the MRI-compatible IMRIS HFD. When attached to the head fixation device (HFD) - a clamp-like device - the rocker arm helps to reduce the pressure on the individual contact points on the patient's skull.

"Providing these optimal tools for neurosurgeons will allow more patients to benefit from the value of diagnostic quality imaging in the operating room with VISIUS iMR," said Jay D. Miller, IMRIS President and CEO. "The development of the rocker arm is an example of IMRIS' ability to design products and features that allow neurosurgeons to use intraoperative MR inside the VISIUS Surgical Theatre for an expanding patient population."

Inside a VISIUS Surgical Theatre equipped with high-field intraoperative MRI (iMRI), surgeons have on-demand access to real-time diagnostic quality imaging during the procedure and from the operating room table as the scanner uniquely moves to the patient on ceiling-mounted rails. The IMRIS HFDs support the unique ability to limit patient movement or re-positioning and maintain optimal positioning for both surgical access and intraoperative imaging during neurosurgical procedures.

The VISIUS iMRI provides neurosurgeons the ability to assess and decide to perform further resection for removing as much tumor as possible by clearly visualizing tumor and healthy brain tissue which otherwise are hard to differentiate.

About IMRIS
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 61 leading medical institutions around the world.

SOURCE IMRIS Inc.

Image with caption: "The IMRIS neurosurgical MRI-compatible head fixation device now has a rocker arm accessory to expand patient population. (CNW Group/IMRIS Inc.)". Image available at: http://photos.newswire.ca/images/download/20140911_C8925_PHOTO_EN_42751.jpg

%CIK: 0001489161

For further information:

Kevin J. Berger
Marketing Communications Manager
IMRIS Inc.
Tel: 763-203-6332
Email: kberger@imris.com

CO: IMRIS Inc.

CNW 08:00e 11-SEP-14